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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                             Under Section 14(d)(1)
           of Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               ----------------

                              CAREERBUILDER, INC.
                       (Name of Subject Company (Issuer))

                              CB ACQUISITION CORP.
                             CAREER HOLDINGS, INC.
                      (Name of Filing Persons (Offerors))

                               ----------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                   141684100
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Mark W. Hianik
                           435 North Michigan Avenue
                            Chicago, Illinois 60611
(Name, address and telephone number of person authorized to receive notices and communication on behalf of filing persons)

                                   Copies to:

     Peter Lillevand            Adrienne Lilly                Pran Jha
Orrik,cHerrington & Sutcliffe LLP
                             50 West San Fernando          Sidley & Austin
                                    Street
Old Federal Reserve Bank Building                          Bank One Plaza
   400 Sansome Street              7th Floor          10 South Dearborn Street
     San Francisco,          San Jose, California      Chicago, Illinois 60603
    California 94111                 95113              Telephone: (312) 853-
  Telephone: (415) 392-      Telephone: (408) 938-              7000
          1122                       0260

   Check the appropriate boxes below to designate any transactions to which the statements relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[X]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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   This Amendment No. 3 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by CB Acquisition Corp., a Delaware corporation ("Purchaser") and Career Holdings, Inc. a Delaware corporation ("Career Holdings"), on July 25, 2000 as amended by Amendments No. 1 and 2 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") of CareerBuilder, Inc., a Delaware corporation ("Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 12. Exhibits.

(a)(5)(F) Memoranda from CareerBuilder to holders of stock options issued under the CareerBuilder, Inc. Stock Incentive Plans dated August 9, 2000 and August 11, 2000 (incorporated by reference to Exhibit (a)(11) to the Schedule 14D-9 filed by the Company on August 14, 2000).

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                                          Career Holdings, Inc.

                                                  /s/ David D. Hiller
                                          By: _________________________________
                                          Name:David D. Hiller
                                          Title:President and Assistant
                                           Secretary

                                          CB Acquisition Corp.

                                                  /s/ David D. Hiller
                                          By: _________________________________
                                          Name: David D. Hiller
                                          Title: President and Assistant
                                           Secretary

                                 SCHEDULE 13E-3

                                          CareerBuilder, Inc.

                                                  /s/ James A. Tholen
                                          By: _________________________________
                                          Name:James A. Tholen
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

Date: August 14, 2000

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                                 EXHIBIT INDEX

  Exhibit
    No.                               Description
  -------                             -----------
 (a)(5)(F)  Memoranda from CareerBuilder to holders of stock options issued under the CareerBuilder, Inc. Stock Incentive Plans dated August
            9, 2000 and August 11, 2000 (incorporated by reference to
            Exhibit (a)(11) to the Schedule 14D-9 filed by the Company on
            August 14, 2000).

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